As filed with the Securities and Exchange Commission on August 5, 2003

                                    FORM 6-K

                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934
                          For the month of August 2003



                                    TELE2 AB
                 (Translation of registrant's name into English)

                                  Skeppsbron 18
                                    Box 2094
                                S103 13 Stockholm
                                     Sweden
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F...X...                                   Form 40-F......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes......                                          No...X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..............................N/A................................................

                                                           FOR IMMEDIATE RELEASE
                                                         Tuesday, August 5, 2003



                TELE2 REPORTS CUSTOMER INTAKE OF 1,063,000, WITH
                REVENUES UP 21% TO MSEK 9,225 AND EBT MORE THAN
                              TRIPLING TO MSEK 567

New York and Stockholm - Tuesday, August 5, 2003 - Tele2 AB ("Tele2", "the Group") (Nasdaq Stock Market: TLTOA and TLTOB and Stockholmsborsen: TEL2A and TEL2B), the leading alternative pan-European telecommunications company, today announced its consolidated results for the second quarter ended June 30, 2003.

Number of customers rises by 1,063,000 to 18.7 million Revenues up 21%, by MSEK 1,602 to MSEK 9,225 compared to Q2 2002* EBITDA MSEK 1,538 compared to MSEK 1,120 in Q2 2002* EBT more than triples to MSEK 567 compared to Q2, 2002*
Fixed line EBITDA margin in Continental Europe over 7% while adding 570,000 new customers Cash flow after investments MSEK 965 compared to MSEK 70 in Q2 2002 Launch of four GSM networks in Russia

*excl. MSEK 87 Telia court settlement (note 1)


Lars-Johan Jarnheimer, President and CEO of Tele2 AB stated:

"These are again strong results from Tele2. We have had our largest ever organic subscriber intake of over one million customers while again showing faster growth than our competitors, with revenue up 21% in the quarter. In Q2 we achieved record cash flow from operating activities of SEK 1.5 billion and more than tripled pre-tax profits to SEK 0.6 billion. It remains our objective to maintain this balance between customer growth, profitability and cash flow generation.

"The fixed telephony and Internet operations in continental Europe continue to see strong growth, reaching nearly ten million customers in total, and delivering consistent improvements in EBITDA. A key development in the quarter was the introduction of local call by call in Germany in April and the subsequent introduction of local pre-select calling in early July. This combined with the continued strong intake augurs well for Central Europe. In Southern Europe the strong growth of the previous quarters continued, with revenue up 27% and the EBITDA margin now at 11%, which has been reached earlier than planned. In Sweden, Comviq continues to generate EBITDA margins over 50%, which remain amongst the best in Europe. In Russia we have now launched four GSM networks and the development there is encouraging. Our focus continues to be on low customer acquisition cost, churn management and operational cost control."


FINANCIAL AND OPERATING HIGHLIGHTS
----------------------------------

     (The figures shown in parenthesis correspond to the comparable periods in 2002 and all negative amounts are distinguished with a minus sign).

                   Financial highlights for the second quarter

---------------------------------------------------------------------------
SEK millions                                       Q2, 2003      Q2, 2002
---------------------------------------------------------------------------
Operating Revenue                                     9,225         7,623*
---------------------------------------------------------------------------
EBITDA (i)                                            1,538         1,120*
---------------------------------------------------------------------------
EBIT (ii)                                               694           336*
---------------------------------------------------------------------------
EBT (iii)                                               567           162*
---------------------------------------------------------------------------

*excl. MSEK 87 Telia court settlement (note 1)

(i)  Operating Profit (loss) before interest, tax, depreciation and amortization
(ii) Operating Profit (loss) before interest and tax
(iii) Profit (loss) before tax

Operating highlights for the second quarter ended June 30, 2003

Tele2 had its largest ever organic intake with 1,063,000 customers added during the quarter. The operations in Central and Southern Europe again showed strong growth with customers up by 357,000 and 249,000 respectively. Also Eastern Europe & Russia showed strong growth with subscribers up by 257,000

In April local call-by-call was introduced in Germany, followed on July 9 by the introduction of local call pre-select. As a result local pre-select calling is now available in all our operating countries. Tele2 also successfully appealed the introduction of a local call origination surcharge by Deutsche Telekom. The Administrative Court of Cologne was of the opinion that its introduction contravenes certain EU laws and ordered its suspension

In Russia Tele2 has now launched four GSM networks, Irkutsk, Rostov, St Petersburg and Kemerovo and the early signs of customer demand are encouraging

In Finland Tele2 announced the acquisition of the remaining shares of Suomen 3G Oy for a price of MSEK 74, which was equivalent to the proportion of the company's cash position acquired by Tele2. Tele2 previously held 27.4% of the company. Suomen 3G Oy already has a network in 9 Finnish cities. In June Tele2 announced an MVNO agreement with Radiolinja Origo, enabling Tele2 to offer GSM mobile services in addition to the fixed line and internet services it already offers

Tele2 launched its 3G network in Luxembourg at the end of April. This was a soft launch and allows Tele2 to use Luxembourg as a test market for its other 3G operations

Tele2 is confident that a pragmatic solution will be reached regarding the 3G rollout requirements in Sweden, which currently stipulate coverage of 99.9% of the population by the end of 2003. The effect of an extension would be to substantially reduce short-term capital expenditure requirements for Svenska UMTS-nat AB, Tele2' s 50% owned 3G operation.

PTS, the Swedish regulator determined in a ruling at the end of May that Tele2 would be given Significant Market Power (SMP) status in the Swedish mobile market but importantly that it would not be classified as having SMP in the interconnect market. In a separate ruling on mobile termination charges, the PTS determined that Tele2 would only be allowed to charge what Telia Mobile charges plus 10%. Tele2 will appeal this decision and in the meantime continues to account for these revenues based on what it thinks will be the most likely outcome

In early July following the successful launch of fixed line services in Brussels in Q1 2003, the rollout of the Tele2 fixed line service throughout the rest of Belgium was announced


                        OPERATIONAL REVIEW BY MARKET AREA
                        ---------------------------------


                                     Nordic

Operating revenue Q2 2003, MSEK 3,372 (3,292*), +2% EBITDA Q2 2003, MSEK 1,031
(1,117*), -8% EBIT Q2 2003, MSEK 806 (889*), -9%

The Nordic market area encompasses Tele2 operations in Sweden, Norway, Denmark and Finland, Optimal Telecom and Datametrix.

                                     Sweden
                                     ------

The mobile operations in Sweden reported 3.2 million customers at the end of the quarter, an annualized increase of 18%, and Comviq continues to increase its market share, adding approximately 150,000 customers during the second quarter. EBITDA margins of over 50% in mobile were achieved. Within the Fixed telephony and Internet business area, where DNS services are included, the EBITDA margin declined to 17%. The main reason is increased price pressure within DNS services. In addition to this, an offer to new customers to have half price calling during the first 6 months has had a continued negative short-term effect on the margin but a positive effect on the customer intake. An action plan, mainly for the DNS-area, has been initiated and we believe that the entire business area will again generate margins over 20% during the second half year. Monthly average revenue per mobile customer (ARPU), including both postpaid and prepaid customers, was SEK 178 (194*) in the second quarter and monthly mobile minutes of usage (MOU) were 89 (97**) in the second quarter. Prepaid mobile customers accounted for 75% of the total mobile customer base.

PTS, the Swedish regulator determined in a ruling at the end of May that Tele2 would be given Significant Market Power (SMP) status in the Swedish mobile market but importantly that it would not be classified as having SMP in the interconnect market. In a separate ruling on mobile termination charges, the PTS determined that Tele2 would only be allowed to charge what Telia Mobile charges plus 10%. Tele2 will appeal this decision and in the meantime continues to account for this based on what it thinks the most likely outcome will be.

Tele2 is confident that a pragmatic solution will be reached regarding the 3G rollout requirements in Sweden, which currently stipulate coverage of 99.9% of the population by the end of 2003. The effect of an extension would be to substantially reduce short-term capital expenditure requirements for Svenska UMTS-nat AB, Tele2's 50% owned 3G operation.

* excl. MSEK 87 Telia court settlement (note 1)
** The system used to measure minutes of use has been further improved as from Q1 2003. Previously part of the traffic between two Comviq/Tele2 Mobile subscriptions was accounted for as both incoming and outgoing traffic. This is now measured in one direction only. The comparable figure for 2002 has been adjusted to take account of this change.


                          Denmark, Norway and Finland
                          ---------------------------

Denmark, Norway and Finland operations are predominantly fixed telephony and Internet. Tele2 is the leading alternative operator in Denmark and Norway.

In Finland during May, Tele2 announced the acquisition of the remaining shares of Suomen 3G Oy for a price of MSEK 74 million, which was equivalent to the proportion of the company's cash position acquired by Tele2. Tele2 previously held 27.4% of the company. Suomen 3G Oy has a UMTS network in 9 Finnish cities. Its license states that it needs to have built 3G coverage in 18 Finnish cities by the end of 2003, however it is possible that these requirements may be deferred.

In June, Tele2 announced an MVNO agreement in Finland with Radiolinja Origo, enabling Tele2 to offer GSM mobile services in addition to the fixed line and internet services it already offers.

In Norway, in an important development, Tele2 has signed an agreement with Telenor for the resale of the fixed fee and is likely to launch this sometime in the fall. Also, Tele2's Norwegian MVNO will be launched in Q3.

Denmark experienced strong customer intake during the period.



                             Eastern Europe & Russia

Operating revenue Q2 2003, MSEK 712 (588), +21% EBITDA Q2 2003, MSEK 162 (133),
+22% EBIT Q2 2003, MSEK 44 (37), +19%

The Eastern Europe & Russia market area encompasses Tele2 operations in the Baltics (Lithuania, Latvia and Estonia), in Poland, the Czech Republic and in Russia, and X-Source operations.

The market area experienced a sharp rise in customer intake with 257,000 new subscribers during the second quarter, of which over 70% were mobile customers.

In Russia Tele2 has now launched four GSM networks, Irkutsk and Rostov in April, St Petersburg in June and Kemerovo in July. All the networks have been launched based on the GSM1800 standard, having similar coverage per base station as the GSM900 standard by using a phased array antenna solution from Radio Components. The early signs of customer demand are encouraging and Tele2 views the Russian mobile market as offering great potential.

In the Baltics, Tele2's service offering is developing well. Tele2 is the leading alternative operator in Estonia and Latvia, and the second largest alternative operator in Lithuania. Tele2 continues to study the ongoing regulatory situation in Latvia and Lithuania following the deregulation of the fixed line markets at the beginning of the year and will launch services when the situation is more favorable.

In the Czech Republic the business continues to move ahead and Tele2 intends to introduce pre-selection with local calling during 2003. Tele2 is the leading alternative operator in the Czech Republic.

In Poland, the Customer Premises Equipment (CPE) fixed line services, which Tele2 launched at the beginning of the year, are progressing well, however the regulatory situation is still difficult and Tele2 will accordingly develop the business as appropriate.


                                 Central Europe

Operating revenue Q2 2003, MSEK 1,773  (1,374), +29%
EBITDA Q2 2003, MSEK -6 (-51), of which MSEK 30 (12) +150%, for fixed telephony & Internet. EBIT Q2 2003, MSEK -53 (-81), of which MSEK -10 (-14) for fixed telephony & Internet.

The Central European market area encompasses Tele2 operations in Germany, the Netherlands, Switzerland and Austria, and a license in Ireland.

Tele2 continued its marketing push in Germany following the introduction of local call by calls at the end of April and pre-select local calling on 9 July. Tele2 expects similar benefits from these services to those it experienced in Southern Europe during 2002; although due to implementation delays from the incumbent in terms of how many pre-select customers can be switched on each day, the full financial impact will not be felt until later in 2003. Tele2 is one of only three alternative operators in Germany to have built out the maximum number of interconnect points which consequently minimises its interconnect payments. The outlook for the German market continues to improve with minutes of use up on the same period last year, churn continuing to fall and unprompted awareness of Tele2 now at 62%. Tele2 is confident that it will reach EBITDA breakeven in the German fixed line business before the year-end.

In an important decision Tele2 also successfully appealed the introduction of a local call origination surcharge of (euro).004 by Deutsche Telekom. The Administrative Court of Cologne was of the opinion that its introduction contravenes certain EU laws and ordered its suspension from July 1 2003.

Central Europe showed strong customer growth in the second quarter adding 357,000 customers whilst increasing revenue by 29% compared to the second quarter 2002. Fixed telephony and internet ARPU for the Central Europe market area was SEK 157 (148).

In the Netherlands the Tele2 MVNO continues to see strong growth having the highest net new adds of any operator. Tele2 is continuing with its strategy of converting its fixed line customers to become MVNO customers. Tele2 is the largest alternative operator and the Tele2 brand has 80% recognition across the population.

Tele2 Austria is now the largest alternative operator with brand recognition of some 85% within the population; the low churn achieved reflecting a high level of customer satisfaction. Tele2's MVNO in Austria is performing according to plan.

In Switzerland Tele2 is now the second-largest alternative operator with a broad offering of fixed, mobile, Internet and ADSL services. In early July, Tele2 announced an enhanced ADSL service for its customers providing them faster speeds both upstream and downstream.

                                 Southern Europe

Operating revenue Q2 2003, MSEK 2,561 (2,010), +27% EBITDA Q2 2003, MSEK 291 (-72) EBIT Q2 2003, MSEK 269 (-101)

The Southern Europe market area includes Tele2 operations in France, Italy, Spain and Portugal.

Southern Europe has continued to show strong growth, adding 249,000 customers in the second quarter while increasing revenue by 27% compared to the second quarter 2002. EBITDA reached MSEK 291 (-72) in the second quarter with a margin of 11% (-4%). Tele2 achieved an ARPU for Southern Europe for fixed telephony and internet of SEK 160 (148).

In May ADSL was launched in France, based on the unbundling of France Telecom's local loop. Tele2 is still seeking an MVNO agreement in Southern Europe and is optimistic that an agreement can be reached in at least one of the countries within the next 12 months.

Tele2 France continued to grow strongly and confirms its position as the leading alternative operator taking over 60% of those customers who choose to leave the incumbent.

Tele2 Italy is the second alternative operator and continues to show a strong intake in customers and additional services such as the recently launched dial-up Internet service.

In Spain, in combination with sharp revenue growth, there has been a significant improvement in Tele2's gross margin as a result of moderate interconnection reductions and steep declines in leased line tariffs. Consequently, Spain has reached EBITDA breakeven on a monthly basis, within the target three-year period from launch. Tele2 will seek to launch further services in Spain later in the year, making the customer proposition even more attractive.

Tele2 is preparing to launch services from Portugal in the fall of 2003.


                                   Luxembourg

Operating revenue Q2 2003, MSEK 209 (195), +7% EBITDA Q2 2003, MSEK 44 (32), +38% EBIT Q2 2003, MSEK 16 (10), +60%

The Luxembourg market area includes Tele2 operations in Luxembourg, Liechtenstein and Belgium, and 3C operations and Transac.

Tango, Tele2's mobile operator in Luxembourg launched its 3G network, which covers 90% of the population and 70% of the territory, at the end of April. This low-key launch allows Tele2 to use Luxembourg as a test market for its other 3G operations.



In early July following the highly successful launch of fixed line services in Brussels during the first quarter 2003, the rollout of the Tele2 fixed line service throughout the rest of Belgium was announced.



                           Branded Products & Services

Operating revenue Q2 2003, MSEK 598 (164 ), +265%
EBITDA Q2 2003,  MSEK 16 (-39)
EBIT Q2 2003, MSEK 0 (-42)

Branded Products & Services include Tele2 UK, Alpha Telecom in the UK, C3 operations, Everyday operations and IntelliNet operations.


                                  GROUP REVIEW
                                  ------------

                                   Investments

In May 2003, Tele2 acquired the remaining shares in (72.6%) of Suomen 3G Oy, a company with a UMTS network in 9 Finnish cities.

Alpha Group was acquired on February 17 2003. The net cash outlay, including expected additional earn out payments, was MSEK 700. Alpha Telecom customers are not included in the total number of customers for the Tele2 Group.

Alpha is the UK's leading operator in prepaid fixed network telephony for individuals and a market leader in cash cards for fixed telephony. Tele2 Alpha Telecom sells about 1.25 million cash cards per month from 60,000 sales outlets in the UK and had sales of SEK 1.9 billion in 2002. The acquisition will directly contribute to Tele2's earnings per share in 2003, even without the expected synergy effects.

The acquisition of Alpha Telecom is a unique opportunity for Tele2 to attain critical mass in the UK and is in line with Tele2's strategy of steadily establishing a presence in the UK market. Alpha is a stable base on which to further develop Tele2's operations in the UK. The objective is to emulate Alpha's successful product concept in other significant markets in Europe, through which Tele2's existing presence will contribute major revenue and cost synergies.

                     Other long-term holdings of securities

The Balance Sheet for Svenska UMTS-nat AB in Sweden, in which Tele2 has a 50% interest, is stated in note 7.

                                 Parent Company


At the Parent company level, Tele2 reported at June 30, 2003 operating revenue of MSEK 9 (8), EBIT of MSEK -46 (-41) and liquidity MSEK 12 compared to MSEK 10 at December 31, 2002.


                               COMPANY DISCLOSURE
                               ------------------


                          Third Quarter of 2003 Results


Tele2 will release the financial and operating result for the period ended September 30, 2003, on October 21, 2003.


                            Stockholm, August 5, 2003

                                Board of Tele2 AB

                                  REPORT REVIEW
                                  -------------

The financial and operating results for the period ended June 30, 2003 have not been subject to specific review by the Company's auditor.

Tele2 AB, formed in 1993, is the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services under the brands Tele2, Tango and Comviq to 18.7 million people in 22 countries. Tele2 operates Datametrix, which specializes in systems integration, 3C Communications, providing integrated credit card processing, web payment solutions and public payphones; Transac, providing billing and transaction processing service; C3, offering co-branded pre-paid calling cards and Optimal Telecom, the price-guaranteed residential router device. The Group offers cable television services and, together with MTG, owns the Internet portal Everyday.com. The Company is listed on the Stockholmsborsen, under TEL2A and TEL2B, and on the Nasdaq Stock Market under TLTOA and TLTOB.


CONTACTS
--------

Lars-Johan Jarnheimer                       Telephone:    + 46 8 562 640 00
President and CEO, Tele2 AB

Hakan Zadler                                Telephone:    + 46 8 562 640 00
CFO, Tele2 AB

Dwayne Taylor/Andrew Best                   Telephone:    + 44 20 7321 5038/5022
Investor enquiries

Visit us at our homepage:  http://www.tele2.com


CONFERENCE CALL DETAILS
-----------------------

A conference call to discuss the results will be held at 16:30 (Swedish time) / 10:30 (New York time), on 5 August, 2003. The dial in number is: +44 (0) 1452 542300 or US: 1866 220 1452 and participants should quote `Tele2'. Please dial in 5 minutes prior to the start of the conference call to allow time for registration. A recording of the conference call will be available for 7 days after the call on +44 (0)1452 550000 access code 373962#. An audio stream of the conference call can also be accessed on demand from 21.00 CET on 5 August at www.Tele2.com.

APPENDICES
----------

Consolidated Income Statement
Consolidated Balance Sheet
Consolidated Cash flow Statement
Change of Consolidated Shareholders' Equity
Number of Customers
Market Areas split by Business Areas
Investments
Tele2 in Sweden
Five Year Summary
Notes to the Accounts


                                             CONSOLIDATED INCOME STATEMENT (MSEK)

                                                                         2003           2002            2002     2003     2002
                                                                       Jan 1-         Jan 1-       Full year       Q2       Q2
                                                                      June 30        June 30
                                                            -------------------------------------------------------------------

Operating revenue                                   Note 1             17,841         15,096          31,282    9,225    7,710
Operating expenses                                                    -16,492        -14,512         -29,740   -8,543   -7,297
 Other revenues                                                            45             17              50       25       12
Other expenses                                                            -31            -18             -62      -13       -2
                                                            -------------------------------------------------------------------
Operating Profit, EBIT                                                  1,363            583           1,530      694      423
                                                    Note 2
Share of profit (loss) of associated companies                             -2            -20             -41       -1       -9
Sale of associated company                                                  -              -               5        -        -
Net interest and other financial expenses           Note 3               -303           -303            -698     -126     -165
                                                            -------------------------------------------------------------------
Profit after financial items, EBT                                       1,058            260             796      567      249

Taxes                                               Note 4               -607           -550            -574     -293     -299
Minority interest                                                          21              3               1       11        2
                                                            -------------------------------------------------------------------
Profit (loss) after taxes                                                 472           -287             223      285      -48
-------------------------------------------------------------------------------------------------------------------------------

                                                                         3.20          -1.95            1.51     1.93    -0.33
Earnings (loss) per share after tax (SEK)
                                                                         3.19          -1.94            1.51     1.93    -0.33
Earnings (loss) per share after tax, after
dilution (SEK)

Number of shares, basic                             Note 5        147,460,175    147,360,175     147,460,175
Number of shares, weighted average                  Note 5        147,460,175    147,360,175     147,360,175
Number of shares after dilution                     Note 5        148,223,175    147,560,175     148,223,175
Number of shares after dilution, weighted average   Note 5        147,782,309    147,560,175     147,634,293



                                   CONSOLIDATED BALANCE SHEET (MSEK)

                                                    2003                      2002                  2002
                                                 June 30                   June 30                Dec 31
                                              -----------------------------------------------------------
ASSETS

Fixed assets
Intangible assets                                 24,790                    26,226                25,096
Tangible assets                                    9,315                     9,354                 9,257
Long-term financial assets             Note 4      1,455                     2,150                 2,020
                                              -----------------------------------------------------------
                                                  35,560                    37,730                36,373

Current assets
Materials and supplies                               415                       296                   353
Current receivables                                8,764                     7,351                 7,673
Cash and cash equivalents                          3,339                     2,135                 2,473
                                              -----------------------------------------------------------
                                                  12,518                     9,782                10,499

---------------------------------------------------------------------------------------------------------
Total assets                                      48,078                    47,512                46,872
---------------------------------------------------------------------------------------------------------

EQUITY AND LIABILITIES

Shareholders' Equity
Restricted equity                                 24,473                    27,037                25,138
Non-restricted equity                              4,295                       899                 3,590
                                              -----------------------------------------------------------
                                                  28,768                    27,936                28,728

Minority interest                                     18                        21                    22

Provisions
Shares in associated companies                         -                        11                    28
Other provisions                                      20                         2                     -
                                              -----------------------------------------------------------
                                                      20                        13                    28

Long-term liabilities
Interest-bearing liabilities                       7,367                    10,882                 7,899
Non-interest-bearing liabilities                       -                         4                     -
                                              -----------------------------------------------------------
                                                   7,367                    10,886                 7,899

Short-term liabilities
Interest-bearing liabilities                       2,412                       559                 2,382
Non-interest-bearing liabilities                   9,493                     8,097                 7,813
                                              -----------------------------------------------------------
                                                  11,905                     8,656                10,195

---------------------------------------------------------------------------------------------------------
Total equity and liabilities                      48,078                    47,512                46,872
---------------------------------------------------------------------------------------------------------

                                 MARKET AREAS SPLIT BY BUSINESS AREAS (MSEK), continued
                                                         EBITDA
                                                         ------

                                                         2003        2002    2003    2003    2002    2002   2002    2002
                                                       Jan 1-      Jan 1-      Q2      Q1      Q4      Q3     Q2      Q1
                                                      June 30     June 30
                                                 ------------------------------------------------------------------------
Nordic
Mobile telephony                       Note 1           1,584       1,727     821     763     894     955    903     824
Fixed telephony and Internet           Note 8             450         561     199     251     350     281    292     269
Cable TV                               Note 8              17           8       9       8      11      13      6       2
Data processing                        Note 8               2           6       2       -       6       2      3       3
                                                 ------------------------------------------------------------------------
                                                        2,053       2,302   1,031   1,022   1,261   1,251  1,204   1,098
Eastern Europe & Russia
 Mobile telephony                                         429         287     211     218     131     193    150     137
Fixed telephony and Internet                              -90         -27     -52     -38     -32     -17    -16     -11
Cable TV                                                   -1           -       1      -2      -1       -      -       -
Data processing                                             6          -1       2       4       6       2     -1       -
                                                 ------------------------------------------------------------------------
                                                          344         259     162     182     104     178    133     126
Central Europe
Mobile telephony                                          -85        -102     -36     -49     -45     -39    -63     -39
Fixed telephony and Internet                               60          24      30      30      65      16     12      12
                                                 ------------------------------------------------------------------------
                                                          -25         -78      -6     -19      20     -23    -51     -27
Southern Europe
Fixed telephony and Internet                              534        -253     291     243     156      -4    -72    -181
                                                 ------------------------------------------------------------------------
                                                          534        -253     291     243     156      -4    -72    -181
Luxembourg
Mobile telephony                                           99          64      53      46      44      53     35      29
Fixed telephony and Internet                              -17          13      -9      -8      -5      -2      7       6
Cable TV                                                   -3         -14      -1      -2      -7      -8     -5      -9
Data processing                                             1          -8       1       -      -1      -3     -5      -3
                                                 ------------------------------------------------------------------------
                                                           80          55      44      36      31      40     32      23
Branded products & services
Fixed telephony and Internet                               32        -129      16      16     -23     -20    -39     -90
                                                 ------------------------------------------------------------------------
                                                           32        -129      16      16     -23     -20    -39     -90

                                                 ------------------------------------------------------------------------
Total EBITDA                                            3,018       2,156   1,538   1,480   1,549   1,422  1,207     949
-------------------------------------------------------------------------------------------------------------------------

BY BUSINESS AREA
Mobile telephony                       Note 1           2,027       1,976   1,049     978   1,024   1,162  1,025     951
Fixed telephony and Internet           Note 8             969         189     475     494     511     254    184       5
Cable TV                               Note 8              13          -6       9       4       3       5      1      -7
Data processing                        Note 8               9          -3       5       4      11       1     -3       -
                                                 ------------------------------------------------------------------------
Total EBITDA                                            3,018       2,156   1,538   1,480   1,549   1,422  1,207     949
-------------------------------------------------------------------------------------------------------------------------

EBITDA MARGIN
Nordic                                 Note 1             31%         34%     31%     32%     36%     38%    36%     32%
Eastern Europe & Russia                                   26%         24%     23%     29%     17%     29%    23%     26%
Central Europe                                            -1%         -3%      0%     -1%      1%     -2%    -4%     -2%
Southern Europe                                           11%         -7%     11%     10%      7%      0%    -4%    -10%
Luxembourg                                                20%         15%     21%     19%     14%     23%    16%     14%
Branded products & services                                3%        -36%      3%      3%     -8%     -9%   -24%    -47%
Total EBITDA margin                                       17%         14%     17%     17%     18%     18%    16%     13%



                                                   INVESTMENTS (MSEK)

                                                        2003         2002    2003    2003   2002    2002    2002    2002
                                                      Jan 1-       Jan 1-      Q2      Q1     Q4      Q3      Q2      Q1
                                                     June 30      June 30
                                             ----------------------------------------------------------------------------
Market areas
Nordic                                                    257         536     122     135     164     202    243     293
Eastern Europe & Russia                                   476         226     297     179     227     141    101     125
Central Europe                                             93          53      58      35      54      28     16      37
Southern Europe                                            92          81      25      67      35      26     30      51
Luxembourg                                                 65          44      45      20      28      22     22      22
Branded products and services                               -           6       3      -3      18      -1      3       3
                                             ----------------------------------------------------------------------------
Investments in intangible and                             983         946     550     433     526     418    415     531
tangible assets

Additional investments, non-cash transactions:
Finance lease                                               -           -       -       -      66       -      -       -
                                             ----------------------------------------------------------------------------
Total, CAPEX                                              983         946     550     433     592     418    415     531
-------------------------------------------------------------------------------------------------------------------------

Business areas
Mobile telephony                                          610         455     366     244     308     235    206     249
Fixed telephony and Internet                              335         436     165     170     208     150    189     247
Cable TV                                                   21          49       9      12       5      31     21      28
Data processing                                            17           6      10       7       5       2     -1       7
                                             ----------------------------------------------------------------------------
Investments in intangible and                             983         946     550     433     526     418    415     531
tangible assets
-------------------------------------------------------------------------------------------------------------------------



                                                 TELE2 IN SWEDEN (MSEK)

                                                       2003          2002    2003    2003   2002    2002    2002    2002
                                                     Jan 1-        Jan 1-      Q2      Q1     Q4      Q3      Q2      Q1
                                                    June 30       June 30
                                             ----------------------------------------------------------------------------
Operating revenue
Mobile telephony                      Note 1            3,241       3,259   1,697   1,544   1,657   1,695  1,670   1,589
Fixed telephony and Internet          Note 8            1,880       2,024     950     930     988     913    967   1,057
Cable TV                              Note 8               92          98      46      46      55      52     49      49
                                             ----------------------------------------------------------------------------
Total Tele2 in Sweden                                   5,213       5,381   2,693   2,520   2,700   2,660  2,686   2,695
-------------------------------------------------------------------------------------------------------------------------

EBITDA
 Mobile telephony                     Note 1            1,626       1,812     857     769     880     954    938     874
Fixed telephony and Internet          Note 8              343         439     158     185     219     221    221     218
Cable TV                              Note 8               14           9       7       7      11      12      7       2
                                             ----------------------------------------------------------------------------
Total Tele2 in Sweden                                   1,983       2,260   1,022     961   1,110   1,187  1,166   1,094
-------------------------------------------------------------------------------------------------------------------------

EBITDA margin
Mobile telephony                      Note 1              50%         56%     51%     50%     53%     56%    56%     55%
Fixed telephony and Internet                              18%         22%     17%     20%     22%     24%    23%     21%
Cable TV                              Note 8              15%          9%     15%     15%     20%     23%    14%      4%
Total Tele2 in Sweden                                     38%         42%     38%     38%     41%     45%    43%     41%

EBIT
Mobile telephony                      Note 1            1,427       1,623     757     670     780     855    842     781
Fixed telephony and Internet                              176         257      75     101     131     135    135     122
Cable TV                              Note 8              -16         -22      -8      -8      -4      -3     -9     -13
                                             ----------------------------------------------------------------------------
Total Tele2 in Sweden                                   1,587       1,858     824     763     907     987    968     890
-------------------------------------------------------------------------------------------------------------------------

EBIT margin
Mobile telephony                      Note 1              44%         50%     45%     43%     47%     50%    50%     49%
Fixed telephony and Internet                               9%         13%      8%     11%     13%     15%    14%     12%
Cable TV                              Note 8             -17%        -22%    -17%    -17%     -7%     -6%   -18%    -27%
Total Tele2 in Sweden                                     30%         35%     31%     30%     34%     37%    36%     33%



                              NOTES TO THE ACCOUNTS

Accounting principles and definitions
-------------------------------------
The Interim report has been prepared in accordance with the recommendations RR1:00-RR28 of the Swedish Financial Accounting Standards Council. Tele2 has reported its interim report in accordance with the accounting principles and methods used in the Annual Report and Accounts for the financial year of 2002. Definitions are stated in the Annual Report for 2002.

Note 1 Case against Telia
-------------------------
In the first quarter of 2002, Tele2 won a case in the Administrative Court against Telia regarding payment principles for interconnection. The decision was that Telia is liable for payments regarding traffic transited via their network ("Cascade Accounting") at certain tariffs rates. Telia has decided to ignore the court's ruling. The Administrative Court of Appeal did not grant Telia inhibition in this case and has at June 26, 2003 determined that Telia is liable for payments. The judgement has been appealed to the Supreme Administrative Court.

The effect of the decision is that Telia should pay a total of approximately MSEK 350 to Tele2. As a consequence hereof an amount of approximately MSEK 150 and MSEK 87 is included in operating revenue for mobile telephony in Sweden in the first and second quarter of 2002, respectively. The claim is hereby fully recorded at June 30, 2002.

Note 2 Returned UMTS-licenses in Norway
---------------------------------------
During Q4 2002, Tele2 Norway returned its UMTS license. Consequently the net book value of capitalized costs was entirety eliminated and MSEK -400 was charged against depreciation in the fourth quarter 2002.

Note 3 Net interest and other financial expenses
------------------------------------------------
The Q4 2002 result is effected by a write-down of MSEK -86 regarding shares in the investment Xsource Corporation. The cost is recorded in item "Net interest and other financial expenses".

Note 4 Taxes
------------
At June 30, 2003 and December 31, 2002 the total deferred tax receivable for the group is MSEK 693 and MSEK 1,246 respectively, and is included in the item "Long-term financial assets".

Note 5 Shares and Convertibles
------------------------------
In October 2000, three Convertible debenture loans were issued at a par value of SEK 1, each with rights to subscribe for 100,000 B-shares in Tele2 AB at a subscription price of SEK 150 per share, and maturing in 2001, 2002 and 2003. Tele2 had convertible debentures with right to subscribe to 100,000 B-shares outstanding at June 30, 2003. Tele2 does also have outstanding warrants, corresponding to 663,000 B-shares, with a subscription price of SEK 191 per share and a subscription period from 2005 to 2006.


Note 6 Number of customers in Denmark
-------------------------------------
In Denmark the reported number of active customers is from Q4 2002 fully adopted to the definitions within the Group. As a result of this, as a one-time effect, the number of fixed and Internet customers was in Q4 2002 adjusted by -461,000.



Note 7 UMTS-nat AB in Sweden
----------------------------
The balance sheet for Svenska UMTS-nat AB in Sweden at June 30, 2003, in which Tele2 owns 50% of the shares, is set out below.


                                  MSEK                                                   MSEK
Fixed assets                       795       Equity                                       986
Current receivables                451       Long-term liabilities                        275
Cash and bank balances              42       Short-term liabilities                        27
---------------------------------------      -------------------------------------------------
Total assets                     1,288       Total equity and liabilities               1,288
---------------------------------------      -------------------------------------------------

Contingent liabilities for Tele2 regarding guarantee for the loans of Svenska UMTS-nat AB are MSEK 137 at June 30, 2003



Note 8 Nordic Market Area
------------------------

Within the Nordic Market Area, parts of the Datametrix operation were previously reported under fixed telephony and Internet. These are now reported under data processing. Furthermore, parts of ADSL and other broadband services were previously reported under Cable TV. These are now reported under fixed telephony and Internet. The historical numbers in this report have been restated accordingly. This change was made to simplify internal reporting and to improve product categorisation. These changes have had a negative, but not material, impact on revenues and margins in the fixed telephony and Internet operation.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


TELE2 AB


By:    /s/ Hakan Zadler
       -------------------------------
Name:
Title:

Date:  August 5, 2003